CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a) Name, Address, Occupation:
Thomas Kwabena Obiri-Yeboah
DRA Projects SA (Pty) Ltd, DRA Minerals Park, 3 Inyanga Close, Sunninghill, 2157, South Africa
Senior Mining Engineer

b) Title and Effective Date of Technical Report:
Definitive Project Plan for Phase 1 of the Asanko Gold Mine with an effective date of 13 November 2014, as amended and restated effective January 26, 2015.

c) Qualifications:
I am a graduate of University of Mines and Technology Tarkwa, Ghana, BSc/Post Graduate Diploma (Mining), 1991/1992, and I have carried out my profession continuously since then. I am a member in good standing of the Engineering Council of South African (ECSA), Registration # 20100340. I have read the definition of "qualified person" set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101. My relevant experience, with respect to the Mining portion of the Obotan Gold Project Feasibility Study Technical Report, includes 20 years in the mining sector covering production, planning and project work. I have been involved in numerous projects around the world with both base and precious metal deposits.

d) Site Inspection:
I have not visited the Project site.

e) Responsibilities:
I am responsible for: Sections 1.7, 1.8, Section 15, Section 16, Section 25; Section 26; and Section 27.

f) Independence:
I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g) Prior Involvement:
I have had no prior involvement with this project

h) Compliance with NI 43-101:
I have read National Instrument 43-101 and Form 43-101F1 and the above subsections of the Technical Report, for which I am responsible, have been prepared in compliance with same.

i) Disclosure:
As of the amended effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 26th January 2015

/s/ Thomas Kwabena Obiri-Yeboah

Thomas Kwabena Obiri-Yeboah (Pr Eng)